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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company:  Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: May 12, 2005
NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	David Smith; Director, Investor Relations (416) 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan. The offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE MAKES OFFER TO ACQUIRE
BALANCE OF RIDDARHYTTAN VALUING COMPANY AT US$150 MILLION

Toronto, Canada (May 12, 2005) — Agnico-Eagle Mines Limited is pleased to announce today that it has signed an agreement with Riddarhyttan Resources AB under which Agnico-Eagle has agreed to make an exchange offer for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle and Riddarhyttan has agreed to support the offer. The shares of Riddarhyttan are listed on the Stockholm Stock Exchange. Agnico-Eagle already owns approximately 14% of the outstanding shares of Riddarhyttan. The offer document will be mailed to shareholders after completion of Swedish and U.S. regulatory review.

Suurikuusikko: A Growing Gold Deposit in a Promising Camp

Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 102 claims (approximately 7,810 hectares) and a mining concession of 840 hectares with Precambrian greenstone belt geology and topography similar to Agnico-Eagle's land package in the Abitibi region of Quebec.

"This offer is a logical next step for Agnico-Eagle and is consistent with our strategy of creating value by leveraging our technical skills and building a larger more diversified gold production base," said Sean Boyd, President and Chief Executive Officer of Agnico-Eagle. "We are providing a premium offer to the Riddarhyttan shareholders and an opportunity for them to participate in the benefits of a growing, more liquid gold investment with an experienced mining team," added Mr. Boyd.

Riddarhyttan has reported an indicated resource of 9.6 million tonnes grading 5.6 grams of gold per tonne (1.7 million troy ounces) and inferred resource of 7.6 million tonnes grading 4.4 grams of gold per tonne (1.1 million troy ounces), using a cut-off of two grams of gold per tonne, on the Suurikuusikko project. Six drills are currently operating on the property with the objectives of testing the deposit at depth and transferring resources from the inferred into indicated category.

Offer Represents a Premium to Riddarhyttan Shareholders

The offer values each Riddarhyttan share at SEK 10.25 (US$1.42)(1) and represents a premium of 27.3%, based on the closing price of the Agnico-Eagle shares on the New York Stock Exchange and of the Riddarhyttan shares on the Stockholm Stock Exchange on May 11, 2005, the last trading day before the announcement of the offer. The offer represents a premium of 36.5%, based on the average closing price of the Agnico-Eagle shares on the New York Stock Exchange and of the Riddarhyttan shares on the Stockholm Stock Exchange for the 30 trading day period(2) prior to the announcement of the offer. The offer values Riddarhyttan at SEK 1,084 million (US$150 million)(1) based on 105,753,846 Riddarhyttan shares outstanding as at May 11, 2005.

Riddarhyttan Board Supports Offer

The Board of Directors of Riddarhyttan unanimously recommends that Riddarhyttan shareholders accept this offer. The Board's recommendation is supported by a fairness opinion from the financial advisor to the Board, Standard Bank London Limited.

Additional information with respect to the offer is contained in the announcement of the offer required under Swedish law. The full text of the announcement is annexed to this press release.

Agnico-Eagle has engaged Enskilda Securities as financial advisor and receiving agent for the offer. Orion Securities Inc., Citigroup Global Markets Inc. and Pollitt & Co. are acting as Agnico-Eagle's financial advisors in connection with the offer.

Indicative Offer Timetable

As soon as practicable following the completion of Swedish and U.S. regulatory review of the offer document, the offer document will be mailed to shareholders of Riddarhyttan. The acceptance period for the offer will then be open for a minimum period of 20 business days.

The offer is conditional upon, among other things, acceptance to such an extent that Agnico-Eagle becomes owner of more than 90% of the outstanding Riddarhyttan shares on a fully-diluted basis and all necessary regulatory and governmental approvals.

(1)
Based on the exchange rate US$1:SEK 7.2055 on May 11, 2005.

(2)
March 31 through May 11, 2005 (inclusive), which period, as a result of Swedish public holidays, included only 29 trading days for Riddarhyttan, and calculated based on the daily closing foreign exchange rate during the period.

2

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission. U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the offer.

Conference Call Today

Agnico-Eagle will host a conference call today at 10:30 a.m. (EDT) to discuss the offer. To participate in the conference call, please dial 1-866-249-6463 or (303) 205-0044. To ensure your participation, please call approximately five minutes prior to the scheduled time. A live audio webcast of the call will be available on Agnico-Eagle's website at www.agnico-eagle.com. The conference call will be replayed from May 12, 2005 at 2:30 p.m. (EDT) to May 19, 2005 at 11:59 p.m. (EDT). Please dial 1-877-289-8525 or (416) 640-1917, passcode 21124617#.

Technical Data

The mineral resource estimate reported herein for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 ("JORC Code"). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of 2 grams of gold per ton. Mineral resource estimates prepared under reporting codes other than National Instrument 43-101 ("NI 43-101") should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico-Eagle's knowledge, the Riddarhyttan estimate is relevant and reliable.

3

The terms "measured", "indicated" and "inferred" mineral resources are terms recognized and required under certain securities legislation. United States investors are advised that the SEC does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The resource data in this press release has been compiled by Thomas Lindholm (Riddarhyttan Resources AB) who by SveMin, Föreningen för gruvor, mineral- och metallproducenter, is registered as a "Qualified Person" and Bill Fleshman, a certified professional geologist in Australia.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

4

APPENDIX

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	David Smith; Director, Investor Relations +1 416 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan. The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE MAKES A RECOMMENDED EXCHANGE OFFER
TO THE SHAREHOLDERS OF RIDDARHYTTAN CORRESPONDING TO
SEK 10.25 (US$1.42) PER SHARE

Toronto, Canada (May 12, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announces a recommended exchange offer to the shareholders of Riddarhyttan Resources AB (publ) ("Riddarhyttan") for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle (the "Offer"). The shares of Agnico-Eagle are listed on the New York Stock Exchange and the Toronto Stock Exchange. The shares of Riddarhyttan are listed on the O-list of the Stockholm Stock Exchange. Agnico-Eagle currently owns 14,763,669 Riddarhyttan shares, representing approximately 14% of the shares of Riddarhyttan.

"This offer is a logical next step for Agnico-Eagle and is consistent with our strategy of creating value by leveraging our technical skills and building a larger more diversified gold production base," said Sean Boyd, President and Chief Executive Officer of Agnico-Eagle. "We are providing a premium offer to the Riddarhyttan shareholders and an opportunity for them to participate in the benefits of a growing, more liquid gold investment with an experienced mining team," added Mr. Boyd.

The Offer values each Riddarhyttan share at SEK 10.25 (US$1.42)(1) and represents a premium of 27.3%, based on the closing price of the Agnico-Eagle shares on the New York Stock Exchange and of the Riddarhyttan shares on the Stockholm Stock Exchange on May 11, 2005, the last trading day before the announcement of the Offer. The Offer represents a premium of 36.5%, based on the average closing price of the Agnico-Eagle shares on the New York Stock Exchange and of the Riddarhyttan shares on the Stockholm Stock Exchange for the 30 trading day period(2) prior to the announcement of the Offer. The Offer values Riddarhyttan at SEK 1,084 million (US$150 million)(1), based on 105,753,846 Riddarhyttan shares outstanding as at May 11, 2005.

The Offer in Brief

The Offer is being made on the following basis:

for each Riddarhyttan share                        0.1137 of an Agnico-Eagle share

A simplified Agnico-Eagle share sales process is being made available to Riddarhyttan shareholders who validly accept the Offer, under which they may elect to sell up to 570 of the Agnico-Eagle shares to which they are entitled (corresponding to a holding of approximately 5,000 Riddarhyttan shares). The proceeds of such sales will be paid to shareholders in Swedish Kronor and the costs and commissions will be borne by Agnico-Eagle. Full details of this service will be set out in the prospectus for the Offer.

Fractions of Agnico-Eagle shares will not be issued to persons accepting the Offer. Fractional entitlements to Agnico-Eagle shares will be aggregated and sold in the market and the proceeds will be paid to those shareholders who are entitled to fractions of Agnico-Eagle shares without deduction of any costs or commissions.

On the date hereof, Agnico-Eagle entered into an agreement with Riddarhyttan pursuant to which Agnico-Eagle agreed to make the Offer and establish the simplified share sale process and Riddarhyttan agreed to support the Offer. Under the agreement, Riddarhyttan has agreed not to solicit other offers for the shares or assets of Riddarhyttan nor to furnish information to anyone seeking to make an offer. However, the Board of Directors of Riddarhyttan is not prohibited from responding to, or furnishing information to a third party in connection with, any bona fide, unsolicited written acquisition proposal for which financing is available which Riddarhyttan determines would result in a transaction more favourable, from a financial perspective and otherwise, to the shareholders of Riddarhyttan than the Offer. If such a superior acquisition proposal is made, the agreement provides that Agnico-Eagle will have the right, within five business days, to match the offer. If Agnico-Eagle elects not to match such proposal, Riddarhyttan is free to support and recommend such other proposal. Riddarhyttan has also made certain undertakings, during the Offer period, to conduct its business in the ordinary course and not make any material changes and has made certain representations and warranties in respect of the company and its business. Further details of the support agreement will be disclosed in the prospectus for the Offer.

Agnico-Eagle has engaged Enskilda Securities as financial advisor and receiving agent for the Offer. Orion Securities Inc., Citigroup Global Markets Inc. and Pollitt & Co. are also acting as Agnico-Eagle's financial advisors in connection with the Offer.

Recommendation of the Board of Directors of Riddarhyttan

The Board of Directors of Riddarhyttan unanimously recommends that the Riddarhyttan shareholders accept the Offer. The Board's recommendation is supported by a fairness opinion from the financial advisor to the Board, Standard Bank London Limited.

Alain Blackburn and Eberhard Scherkus, who are officers of Agnico-Eagle and members of the Directors of the Board of Riddarhyttan, have not participated in any discussions or decisions by the Board of Directors of Riddarhyttan in relation to the Offer. See "Relationship Between Agnico-Eagle and Riddarhyttan".

Background and Reasons for the Offer

Agnico-Eagle believes that Riddarhyttan represents an attractive opportunity for Agnico-Eagle to accelerate its multi-mine growth strategy. Agnico-Eagle's strategy includes pursuing opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

Riddarhyttan provides long term exposure to a developing gold mining camp in Finland, a pro-mining host country. The Suurikuusikko gold project offers near term production potential and the opportunity for continuing exploration activity. Agnico-Eagle believes that its experience in mine building and ore processing is well suited to the complex metallurgical nature of this project. Agnico-Eagle also believes it has the cash resources and financing capacity to fund the substantial capital expenditures expected to be required to bring the project into production and develop the precious metal extraction technology for this deposit.

The acquisition of Riddarhyttan will also diversify Agnico-Eagle's asset base by adding potential production and resources outside Agnico-Eagle's current operations in the Abitibi region of Quebec, Canada. Riddarhyttan's Suurikuusikko project complements Agnico-Eagle's current development projects, including Lapa, Goldex and LaRonde II.

The Offer provides Riddarhyttan shareholders with the opportunity for continued exposure to the potential upside of the Suurikuusikko project while benefiting from share ownership in an established gold producer with a 25 year record of paying dividends.

Impact on Agnico-Eagle of the Acquisition of Riddarhyttan

The following table sets out the summary capitalization and earnings per share of Agnico-Eagle as at, and for the year ended, December 31, 2004 on an actual basis and on a pro forma basis to give effect to the acquisition of Riddarhyttan and the issuance of Agnico-Eagle shares pursuant to the Offer.

	Actua1(1)	Pro Forma(1)
Cash and cash equivalents	33,005	41,515
Restricted cash	8,173	8,173
Short term investments	64,836	64,836

Total cash and cash equivalents	106,014	114,524
Long term debt(2)	141,495	141,600
Pension benefits	3,255	3,255
Shareholders' equity	470,226	599,649
Total liabilities and shareholders' equity	718,164	849,526
Earnings per share
— basic	0.56	0.46
— fully-diluted	0.56	0.46

(1)
US$ thousands except per share data

(2)
Convertible subordinated debenture

The impact of the transaction on earnings per share of Agnico-Eagle is dilutive on a pro forma basis for the year ended December 31, 2004 and is expected to continue to be dilutive as the exploration activities and other capital expenditures will be funded and expensed by Agnico-Eagle until such time as it has been determined that the Suurikuusikko project can be commercially developed.

Agnico-Eagle

Agnico-Eagle is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, Agnico-Eagle has produced over 3.5 million ounces of gold. Agnico-Eagle believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. Agnico-Eagle has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

Agnico-Eagle's principal operating divisions are the LaRonde Division, the Regional Development Division and the Exploration Division.

The LaRonde Division consists of the LaRonde Mine and the adjacent El Coco and Terrex properties, each of which is wholly owned and operated by Agnico-Eagle. LaRonde is the largest gold deposit in Canada. The LaRonde Mine currently accounts for all of Agnico-Eagle's gold production.

The Regional Development Division focuses on the development and management of Agnico-Eagle's advanced projects in the Abitibi region. The Regional Development Division is currently responsible for Agnico-Eagle's operations in respect of the Lapa, Goldex and LaRonde II projects.

The Exploration Division focuses its exploration activities primarily on the identification of new mineral reserve, mineral resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. Agnico-Eagle currently directly manages exploration on 56 properties in central and eastern Canada and the United States. In addition, in the first quarter of 2005, Agnico-Eagle entered into an option agreement with Industrias Peñoles S.A. de C.V. to acquire the Pinos Altos project, located in the Sierra Madre gold belt, west of the city of Chihuahua in northern Mexico.

In 2004, Agnico-Eagle earned record net earnings of US$47.9 million, or US$0.56 per share, on revenue of US$188.0 million. Cash flow from operations for the year was US$49.5 million. For the quarter ended March 31, 2005, net earnings, net earnings per share, revenue and cash flow from operations were US$10.4 million, US$0.12, US$61.8 million and US$28.1 million, respectively. As at March 31, 2005, Agnico-Eagle had cash and cash equivalents of US$117.1 million. In addition thereto, Agnico-Eagle had approximately US$91 million of undrawn credit under its US$100 million revolving bank facility with a syndicate of international banks.

Further information regarding Agnico-Eagle, including details regarding Agnico-Eagle's mineral reserves and mineral resources, is available at the website of the United States Securities and Exchange Commission, at http://www.sec.gov, and at the website of the Canadian securities authorities, at http://www.sedar.com.

Riddarhyttan

Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 102 claims (approximately 7,810 hectares) and a mining concession of 840 hectares with Precambrian greenstone belt geology and topography similar to Agnico-Eagle's land package in the Abitibi region of Quebec.

Riddarhyttan has reported an indicated resource of 9.6 million tonnes grading 5.6 grams of gold per tonne (1.7 million troy ounces) and inferred resource of 7.6 million tonnes grading 4.4 grams of gold per tonne (1.1 million troy ounces), using a cut-off of two grams of gold per tonne, on the Suurikuusikko project. Six drills are currently operating on the property with the objectives of testing the deposit at depth and transferring resources from the inferred into indicated category.

Relationship Between Agnico-Eagle and Riddarhyttan

In the second quarter of 2004, Agnico-Eagle acquired a 13.8% ownership interest in Riddarhyttan. In connection with the acquisition, two representatives of Agnico-Eagle, namely Eberhard Scherkus, a member of the Board of Directors and Executive Vice President and Chief Operating Officer of Agnico-Eagle, and Alain Blackburn, Vice President Exploration of Agnico-Eagle, were elected to Riddarhyttan's Board of Directors. Through the subscription for shares in Riddarhyttan's rights issue in December 2004 Agnico-Eagle increased its ownership level in Riddarhyttan to approximately 14%.

Agnico-Eagle and Riddarhyttan entered into an agreement dated July 1, 2004 pursuant to which Agnico-Eagle provides technical services to Riddarhyttan with respect to the Suurikuusikko project. The services include assistance in the design and implementation of the drilling program and the evaluation of the feasibility of the project. Services are provided by certain employees of Agnico-Eagle on a cost plus basis. Total fees due under the contract for 2004 to Agnico-Eagle were approximately US$ 90,000.

Indicative Offer Timetable

As soon as practicable following completion of Swedish and U.S. regulatory review of the offer documents, a prospectus for the Offer will be made public and distributed to the shareholders of Riddarhyttan. Under applicable Swedish rules, the prospectus for the Offer shall be presented no later than five weeks of this press release. Agnico-Eagle does not expect the regulatory review of the offer documents to be completed within this five week period and, accordingly, Agnico-Eagle will seek and expects to obtain the necessary exemption from this requirement. As further information regarding timing becomes available, Agnico-Eagle will announce it. The acceptance period for the Offer will then be open for a minimum period of 20 business days. Settlement is expected to be initiated approximately two weeks after the expiry of the acceptance period. Agnico-Eagle reserves the right to extend the acceptance period (before or after the conditions set out below are met), as well as to delay settlement.

If the Offer is accepted to such an extent that Agnico-Eagle becomes owner of more than 90% of the shares in Riddarhyttan, Agnico-Eagle intends to call for compulsory purchase of the shares of Riddarhyttan not acquired through the Offer in accordance with the Swedish Companies Act. In connection therewith the Riddarhyttan shares will be de-listed from the Stockholm Stock Exchange. If Agnico-Eagle becomes owner of less than 90% of the shares in Riddarhyttan, Agnico-Eagle may consider a legal merger between Riddarhyttan and Agnico-Eagle or any of its subsidiaries against consideration in cash in accordance with the Swedish Companies Act or otherwise.

Conditions and Certain Further Terms of the Offer

The Offer is subject to the following conditions:

  (a)
  acceptance to such an extent that Agnico-Eagle becomes owner of more than 90% of the outstanding Riddarhyttan shares on a fully-diluted basis;

  (b)
  the recommendation in favour of the Offer by the Board of Directors of Riddarhyttan shall not have been withdrawn or adversely amended;

  (c)
  no other party shall have announced an offer to acquire Riddarhyttan shares;

  (d)
  all necessary regulatory, governmental or similar clearances, approvals and decisions for the Offer and the acquisition of Riddarhyttan, including from competition authorities, shall have been obtained, in each case on terms which, in Agnico-Eagle's opinion, are acceptable;

  (e)
  save as publicly announced by Riddarhyttan prior to the date the Offer was announced or as otherwise disclosed in writing to Agnico-Eagle prior to that date, Agnico-Eagle does not discover that any information publicly disclosed by Riddarhyttan is materially inaccurate or misleading or that any material information that should have been publicly disclosed by Riddarhyttan has not been so disclosed;

  (f)
  neither the Offer nor the acquisition of Riddarhyttan is wholly or partly prevented or materially adversely affected by any legislation or other regulation, court decision, public authority decision or similar circumstance, which has occurred or could reasonably be anticipated, outside the control of Agnico-Eagle and which Agnico-Eagle could not reasonably have foreseen at the time of the announcement of the Offer;

  (g)
  no circumstances which Agnico-Eagle did not have knowledge about at the time of the announcement of the Offer shall have occurred that may materially adversely affect Riddarhyttan's results, liquidity, business or equity during the current or next financial year or the feasibility or economic prospects of the Suurikuusikko project, except any circumstance or effect attributable to changes in gold prices; and

  (h)
  Riddarhyttan shall not have taken any measures that are typically intended to impair the prerequisites for the implementation of the Offer.

Agnico-Eagle reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to conditions (b) through (h), such withdrawal will only be made if the non-fulfillment of such condition is of material importance to Agnico-Eagle's acquisition of Riddarhyttan shares. Agnico-Eagle may, in its sole discretion, waive any of the foregoing conditions, in whole or in part.

Riddarhyttan shares will be acquired under the Offer free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including any dividend paid after the announcement of the Offer.

The Offer, including the related issue of Agnico-Eagle shares, is not subject to approval by Agnico-Eagle shareholders.

Applicable Law and Disputes

The Offer shall be governed by and construed in accordance with the laws of Sweden. In addition, the Swedish Industry and Commerce Stock Exchanges Committee's (Näringslivets börskommitté, NBK) rules concerning public offers for the acquisition of shares and the Securities Council's (Aktiemarknadsnämnden) rules of interpretation and implementation shall apply to the Offer.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The Offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission. U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Conference Call Today

Agnico-Eagle will host a conference call today at 10.30 a.m. (EDT) to discuss the Offer. To participate in the conference call, please dial +1-303-205-0044 or +1-866-249-6463. To ensure your participation, please call approximately five minutes prior to the scheduled time. A live audio webcast of the call will be available on Agnico-Eagle's website at www.agnico-eagle.com. The conference call will be replayed from May 12, 2005 at 2.30 p.m. (EDT) to May 19, 2005 at 11:59 p.m. (EDT). Please dial +1-416-640-1917 or +1-877-289-8525, passcode 21124617#.

Technical Data

The mineral resource estimate reported herein for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 ("JORC Code"). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of 2 grams of gold per ton. Mineral resource estimates prepared under reporting codes other than National Instrument 43-101 ("NI 43-101") should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico-Eagle's knowledge, the Riddarhyttan estimate is relevant and reliable.

The terms "measured", "indicated" and "inferred" mineral resources are terms recognized and required under certain securities legislation. United States investors are advised that the SEC does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The resource data in this press release has been compiled by Thomas Lindholm (Riddarhyttan Resources AB) who by SveMin, Föreningen för gruvor, mineral- och metallproducenter, is registered as a "Qualified Person" and Bill Fleshman, a certified professional geologist in Australia.

Forward-Looking Statements

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Additional Information
One ounce corresponds to 28.35 grams, one troy ounce corresponds to 31.1 grams, one mile corresponds to 1,609 meters and one acre corresponds to 0.4047 hectares.

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PRESS RELEASE
APPENDIX
AGNICO-EAGLE MAKES A RECOMMENDED EXCHANGE OFFER TO THE SHAREHOLDERS OF RIDDARHYTTAN CORRESPONDING TO SEK 10.25 (US$1.42) PER SHARE